Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

	Fiscal Years Ended March 31,
	2006	2007	2008	2009	2010	Six months ended September 30, 2010

Earnings:
Net loss available to common stockholders	$(32,924)	$(22,423)	$(19,613)	$(21,398)	$(23,188)	$(8,278)
Fixed charges	6,884	8,364	6,213	5,316	5,123	2,371
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—

Total Earnings (Loss)	$(26,040)	$(14,059)	$(13,400)	$(16,082)	$(18,065)	$(5,907)

Fixed Charges:
Interest expensed	$5,551	$6,867	$4,790	$4,494	$4,336	$2,154
Accretion of debt discount and other	1,074	1,278	1,217	603	562	105
Estimated interest within rental expense (1)	59	47	33	47	53	26
Dividends on preferred stock	172	172	173	172	172	86
Preferred stock accretion	28	—	—	—	—	—

Total Fixed Charges	$6,884	$8,364	$6,213	$5,316	$5,123	$2,371

Ratio of Earnings (Loss) to Fixed Charges (2)	(3.8)	(1.7)	(2.2)	(3.0)	(3.5)	(2.5)

(1)	Assumes an interest rate of 7%.

(2)
Due to the Company's losses in the years ended March 31, 2006, 2007, 2008, 2009 and 2010 and the six month period ended September 30, 2010, the ratio coverage was less than 1:1 in those periods. The Company would have needed to generate additional earnings of $32.9 million, $22.4 million, $19.6 million, $21.4 million and $23.2 million in the years ended March 31, 2006, 2007, 2008, 2009 and 2010, respectively, and $8.3 million in the six month period ended September 30, 2010, to achieve a coverage of 1:1 in each respective period.